December 9, 2005

Mail Stop 3561

via U.S. mail and facsimile

Goeffrey O`Neill, President
1010 University Avenue
Suite 40
San Diego, CA 92103

Re: Frezer, Inc.
       Registration Statement on Form 10-SB, Amendment 2
       Filed October 18, 2005
       File No. 0-51336

Dear Mr. O`Neill:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I
Item I.  Business
Reports to Security Holders
1. As you have stated in the second paragraph of this section, you are subject to the reporting requirements. Please revise the first paragraph which differs in this regard.


Item 2.  Management`s Plan of Operations

2. We note your disclosure concerning the company`s need to register the distribution of the shares from Bio-Matrix Scientific Group to the shareholders. However, we note the following disclosure in SLB 4 concerning the spin-off of securities:

     The parent must provide adequate information to its shareholders and the trading Markets-- Whether the parent provides adequate information about the spin-off and the subsidiary to its shareholders and the trading markets depends on whether the subsidiary is an Exchange Act reporting company or a non-reporting company before and after the spin-off. If the subsidiary is a non-reporting company, the parent provides adequate information if, by the date it spins-off the securities:

     * it gives its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange
Act; and

     * the subsidiary registers the spun-off securities under the
Exchange Act.

Valid Business Purpose for Spin-Off-- When there is a valid business purpose for a spin-off, it is less likely that the parent indirectly will receive value for the spun-off shares through the creation of a market in those securities. The Division has recognized the following as examples of valid business purposes for a spin-off:

          * allowing management of each business to focus solely on that business;

          * providing employees of each business stock-based incentives linked solely to his or her employer;

          * enhancing access to financing by allowing the financial community to focus separately on each business; or

          * enabling the companies to do business with each other`s competitors.

     In our view, there is not a valid business purpose for a spin-off when the purpose is:

          * creating a market in the spun-off securities without providing adequate information to the shareholders or to the trading markets;

          * the creation of a public market in the shares of a company that has minimal operations or assets; or

          * the creation of a public market in the shares of a company that is a development stage company that has no specific business plan or whose business plan is to engage in a merger or acquisition with an unidentified company.

     Other than the business purposes discussed above, the facts of a particular situation will determine whether the business purpose is valid. Accordingly, the parent must determine whether there is a valid business purpose for the spin-off.

     Please provide a discussion, including supplemental materials as necessary, to support your view that (i) the parent has provided adequate information to its shareholders and the trading markets and that (ii) there is a valid business purpose for the spin-off transaction. We may have further comment.

Item 5. Directors, Executive Officers, Promoters and Control
Persons

Philip Watts, PhD (37) - Director of Research and Development
3. Please disclose a basis for your assertions that Philip Watts is
"currently recognized as a world leader in landslide hazards research." Support your statement by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. To the extent practicable, supplementally provide, a list of cites of the referenced scientific papers he has authored and the popular scientific papers in which he is featured, with a view toward disclosure; and supplementally identify each television special in which he is featured, with a view toward disclosure.

Geoffrey O`Neill,PhD (57) - President
4. Please disclose a basis for your assertions that "Dr. O`Neill is a
"visionary and pioneer in his field." Support your statement by supplementally providing us with copies of, or excerpts from, reports or publications which you reference.
5. Provide the name of the entity providing any award or honor and the requirements for receiving the honor or award, including Dr. O`Neill`s Jean Julliard Prize for Outstanding Research from the International Society of Blood Transfusion and International Society of Hematology, presented in Budapest, Hungary and his JM Foundation
Award, New York, for innovative research.
6. Cite the three publications or published articles by Dr. O`Neill, as author or co-author, which primarily focused on stem cell biology.
Supplementally provide us with the complete articles. Name all the journals which have published the other articles.
7. Disclose the basis for all your assertions regarding Cryo-Cell International and supplementally provide us with copies of, or excerpts from, reports or publications which you reference. It is sufficient to cite Cryo-Cell`s reports filed with the Commission, but do not cite Cryo-Cell`s website. It is insufficient to state:
"according to Cryo-Cell." In addition, except for the information from CryoCell`s filings with the Commission, it is necessary to file as an exhibit Fletcher`s written consent to the use of its name in the registration statement.

Management`s Discussion and Analysis
8. In "Description of Business - Government Regulations", you state your licensing with the State of California should be completed around May 2006. Revise to clarify how you can expect to generate revenue by December of 2005 when your licensing will not be complete before approximately May 2006.

Plan of Operations
9. Please revise to eliminate the apparent typographical error in the
following statement in the fifth paragraph from the end of this section: "(ii) We anticipate, in the event that funding is obtained and revenues are realized, to engage in the following research and development activities over the period beginning on October 5, 2005 and ending on October 5, 2005,2006 (emphasis added)."

Certain Relationships and Related Transactions
10. Please expand your response to comment number 38 of our prior letter dated September 26, 2005. It is necessary to address the issue of whether or not, in an arms length transaction, you would have paid approximately the same as Bio-Matrix is responsible for, pursuant to its lease. For example, do you need all the space you have rented? Is the space appropriate for your needs? Have you made, or will you make, significant alterations to the space? Disclose whether your rent was determined solely by the fact that Bio-Matrix is responsible for that amount.

Recent Sales of Unregistered Securities
11. Please comply with Item 701(d) of Regulation C of the
Securities
Act with regard to:  the sale of the company`s securities to Bio-
Matrix Scientific Group, Inc.; and the November 10, 2005 sale of the company`s securities.

Financial Statements
Statement of Operations
12. In "Number of Employees" you state you have eight full time employees. In response to our previous comment 15, you state you have paid two employees. Hence, it appears the remaining employees are not being paid. Please tell us why you have not accrued for their wages in the financial statements. Since these employees are also currently employed by your former parent, please explain to us why a portion of their compensation is not being allocated and recognized as expense in your financial statements. See SAB Topic 1B. Also, we reiterate our request for you to disclose whether the financial statements actually reflect all costs of doing business.

Form 10-QSB for the period ended September 30, 2005
13. Please amend the form to conform to the amended Form 10-SB.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Babette Cooper at (202) 551-3396 if you have questions regarding the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

cc:  David R. Koos
	By facsimile to 619-330-2328
Goeffrey O'Neill, President
Frezer, Inc.
December 9, 2005
Page 5